UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                  Form 40-F ☐

Enclosure: A press release dated April 10, 2025, presenting the comments made by the Supervisory Board in response to the statements made in the Italian press on April 9, 2025.

PR No: C3329C

Statement from STMicroelectronics Supervisory Board

Amsterdam, April 10, 2025 – The Supervisory Board of STMicroelectronics N.V. wishes to make 3 comments on statements made in the Italian press on April 9th:

Accusations on the personal transactions made by the 2 members of the Company’s Managing Board on the eve of earnings releases are false. Stock sales done during the Company’s blackout period were made by the Company’s stock plan administrator, through an automatic procedure, to abide by Swiss tax rules for the Managing Board members and were legal and compliant with Company policy. On the class action under way, the Supervisory Board reviewed the processes and believes that the Company has good defense against the allegations.

The Supervisory Board unanimously approved the details of a Company-wide program to reshape the Company’s manufacturing footprint, accelerating ST’s wafer-fab capacity to 300mm silicon and 200mm silicon carbide, announced to the markets last year on October 31st and this year on January 30th. This plan allows for a major improvement of the competitiveness of the Company.

The Supervisory Board expresses its renewed support to Jean-Marc Chery, Lorenzo Grandi, and the management team, notably in their capacity to execute the transformation during challenging times for the semiconductor industry.

About STMicroelectronics
At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS

Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41.22.929.59.20
jerome.ramel@st.com

MEDIA RELATIONS

Alexis Breton
Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 10, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience